HIGHSCHOOLRESPONDER, LLC
OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "**Agreement**") of HIGHSCHOOLREPSONDER, LLC (the "**Company**" or "**HSR**" or "High School Responder") is made and shall be effective as of the 22nd day of January, 2021, by and among the parties (each a "**Member**" and collectively, the "**Members**") named on Schedule I, which is attached hereto and made a part of this Agreement.

WHEREAS, on or about September 2, 2020 the Members, filed a Certificate of Organization for the Company with the Secretary of State of the State of Pennsylvania; and

WHEREAS, the Members desire to enter into an Operating Agreement to set forth their respective rights and obligations with respect to the Company.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

ARTICLE I.

FORMATION

Section 1.1   Continuation of the Company; Filing of Certificates and Other Instruments.

The undersigned parties hereby ratify and confirm continuation of the Company and the authority of each signatory to the Certificate of Organization and the filing of the Certificate of Organization in accordance with the Act to form the Company. The undersigned parties also hereby authorize David B. Cooper to execute such other documents and instruments and take all such other actions as may be deemed by the Members to be necessary or appropriate to continue the legal existence and qualification of the Company under the laws of any applicable jurisdiction. David B. Cooper shall be authorized to take appropriate action, including the preparation and filing of amendments to the Certificate of Organization and other certificates, as may be required from time to time for the Company to do business as a limited liability company under the laws of any jurisdiction in which the Company elects to do business. The IRS Employee Identification Number for the Company is 85-2797063

Section 1.2   Office and Resident Agent.

The registered office of the Company shall be at 11 Katie Lane Lancaster, PA 17602. The Company may change such registered office and registered agent as the Members deem appropriate. The Company may have such principal and other offices from time to time, within or without the State of Pennsylvania, as the Members may designate or as the business of the Company may require.

Section 1.3   Purpose.

The Company is formed to create a critical, low-cost, rapid response communications solution for school systems, students, staff, friends & family on school properties. It is a mobile device-based app and uses location services to locate where students are when requests or messages are originated. The company may also engage in any other lawful act or activity agreed upon by Supermajority Consent of the Members which may be carried on by a limited liability company under the Act.

Section 1.4   Term and Dissolution.

The Company shall have perpetual existence, except that the Company shall be dissolved upon the election to dissolve and terminate the Company made in writing by the Supermajority Consent of the Members, and the filing of appropriate documents with the Secretary of State of the State of Pennsylvania.

Section 1.5   Certificate of Organization.

The Members have caused a certificate of organization of the Company (as may be amended from time to time, the "**Certificate of Organization**") to be executed by an authorized person and filed for record with the Secretary of State of the State of Pennsylvania.

Section 1.6   Additional Members.

Except as otherwise provided herein, no person may become a Member of the Company without executing this Agreement or a counterpart hereof. The Company is not obligated to accept a contribution from, or accord Member status to, any Person who has not first assented to and signed this Agreement. The Company's acceptance of a contribution from a person who has not signed this Agreement does not waive such person's obligation to execute this Agreement.

Section 1.7   Advice of Counsel.

This document was prepared by counsel for the Company and such counsel does not necessarily represent the interests of the Members, which may in certain instances conflict with those of the Company. Each Person signing this Agreement (i) understands and agrees that this Agreement contains legally binding provisions and has certain financial and tax consequences for Members, (ii) has had the opportunity to consult with an independent lawyer regarding such provisions and consequences, and (iii) has either consulted such a lawyer or consciously decided not to consult such a lawyer.

ARTICLE II.

DEFINED TERMS

The following terms shall have the meanings specified below:

"**Act**" shall mean the Pennsylvania Limited Liability Company Act, as amended.

"**Affected Member**" shall have the meaning ascribed to such term in Section 6.3 of this Agreement.

"**Affiliate**" shall mean (i) any Person, directly or indirectly controlling, controlled by or in common control with a specified Person; (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of or interests in a specified Person; (iii) any employee, officer, director, partner or trustee of such specified Person; and (iv) if a specified Person is an officer, director, member, partner or trustee of a Person, the Person for which such Person acts in such capacity.

"**Agreement**" shall mean this Operating Agreement as amended from time to time.

"**Available Cash**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Capital Account**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Capital Contribution**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Certificate of Organization**" shall have the meaning ascribed to such terms in Section 1.5 of this Agreement.

"**Code**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Fiscal Year**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Gross Asset Value**" shall have the meaning ascribed to such term in Schedule II to this Agreement.

"**Individual Member**" means a Member who is a natural person.

"**Liquidating Trustee**" shall have the meaning ascribed to such term in Section 7.2 of this Agreement.

"**Lowest Applicable Federal Rate**" shall mean the lowest applicable Federal rate of interest determined in accordance with Section 1274(d) of the Internal Revenue Code of 1986, as amended, or any successor provision.

"**Majority Consent**" means with respect to any action or decision for which such vote of is required with respect to a particular group of Members, the affirmative vote of Members in such group possessing over fifty percent (50%) of Membership Shares of all Members comprising such group. Without limiting the foregoing, the "**Majority Consent of the**

Members" means the affirmative vote of Members possessing over fifty percent (50%) of the Membership Shares of all Members.

"**Membership Share**" shall mean the ownership interest of a Member in the Company at any particular time, including, without limitation, the Member's right, pursuant to this Agreement and the Act, to (i) share in the Company's Profits, Losses and distributions, (ii) share in allocations of income, gain, loss, deduction or credit or similar items, (iii) participate in the management and affairs of the Company, and (iv) any and all other benefits to which such Member may be entitled, together with the obligations of such Member to comply with all the terms and provisions of this Agreement and of the Act.

"**New Member**" shall mean the persons executing this Agreement below as New Members of the Company.

"**Percentage Interest**" shall mean with respect to any Member, a percentage expressed as a fraction, the numerator of which is the total number of Membership Shares of such Member, and the denominator of which is the total number of Membership Shares of the Company then outstanding.

"**Person**" shall mean any individual, general partnership, limited partnership, limited liability partnership, corporation, joint venture, trust, business trust, limited liability company, cooperative or association, and the successors and assigns of any of the foregoing and, unless the context otherwise requires, the singular shall include the plural, and the masculine gender shall include the feminine and the neuter, and vice versa.

"**Profits**" and "**Losses**" shall have the meanings ascribed to such terms in Schedule II to this Agreement.

"**Purchase Notice**" shall have the meaning ascribed to such term in Section 6.7A of this Agreement.

"**Purchase Price**" shall have the meaning ascribed to such term in Section 6.4 of this Agreement.

"**Regulations**" or "**Treasury Regulations**" shall have the meanings ascribed to such terms in Schedule II to this Agreement.

"**Representative**" shall have the meaning ascribed to such term in Section 6.3 of this Agreement.

"**Supermajority Consent**" shall mean, with respect to any action or decision for which such vote is required with respect to a particular group of Members, the affirmative vote of Members in such group possessing over sixty-five percent (65%) of the Membership Shares of all Members comprising such group. Without limiting the foregoing the "**Supermajority Consent of the Members**" means the affirmative vote of members possessing over sixty-five percent (65%) of the Membership Shares held by all Members.

ARTICLE III.

MEMBERS AND CAPITAL

Section 3.1   Members; Capital Contributions and Capital Accounts

        A.   Ownership rights in the Company shall be reflected in Membership Shares. The Company shall have the authority to issue two million (2,000,000) Membership Shares.   Each Membership shall be entitled to one (1) vote in person or by proxy.

        B.   Membership Shares may be evidenced by certificates in the form approved by the Members. All certificates of Membership Shares shall be endorsed as follows:

> THE MEMBERSHIP SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED, HYPOTHECATED, PLEDGED, OR OTHERWISE DISPOSED OF EXCEPT IN COMPLIANCE WITH THAT CERTAIN AMENDED AND RESTATED OPERATING AGREEMENT DATED AS OF SEPTEMBER 2, 2020, COPIES OF WHICH ARE ON FILE WITH THE COMPANY AND MAY BE INSPECTED BY ANY MEMBER ON REQUEST. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR STATE SECURITIES LAWS, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

        C.   The names, addresses, Membership Shares, and initial Capital Contributions of the Members are set forth on Schedule I attached hereto. Schedule I shall be amended from time to time to reflect any changes of address, adjustments with respect to the admission of any additional Members or any other changes to the information set forth thereon.

Section 3.2   Additional Capital Contributions.   No Member shall be required to make additional cash Capital Contributions to the Company in excess of such Member's initial Capital Contribution set forth on Schedule I attached hereto.

Section 3.3   Issuance of Additional Membership Shares. Additional Members may be admitted only upon the Board of Managers. The Board will determine when and for what consideration the Company will issue additional Membership Shares, provided, however, that no issuance of additional Membership Shares shall disproportionately adversely affect a Member without the consent of such Member.

Section 3.4   No Rights of Redemption or Return of Contribution. Except as provided herein, no Member has a right to have such Member's Membership Shares redeemed or the Member's contribution returned prior to the termination of the Company. No interest shall be paid on any Capital Contribution to the Company. No Member shall have any right to demand or receive property (other than cash) in return of the Members' Capital Contribution. No Member shall be entitled to any preemptive rights.

Section 3.5   Capital Account. A Capital Account shall be maintained for each Member in accordance with Schedule II to this Agreement. In addition, allocations and distributions shall be controlled by the provisions of Schedule II of this Agreement.

Section 3.6   Obligation to Return Capital Contribution. No Member shall be personally liable for the return of the Capital Contributions of the Members, it being expressly understood that any such return of contributions shall be made solely from the Company's assets.

Section 3.7   Loans by Members. If any Member shall lend any money to the Company, the amount of any such loan shall not be an increase of the Members' Capital Contribution or Capital Account or affect in any way the Members' share of the Profits, Losses or distributions of the Company but shall be a debt due from the Company and repaid as provided.

ARTICLE IV.

BOARD OF MANAGERS

4.1   Powers.   Except as expressly otherwise reserved to the Members herein or as otherwise provided under this Agreement or by the Certificate of Organization or by law, the overall management and control of the business and affairs of the Company shall be vested in the Board of Managers, who shall have and may exercise all of the powers of the Company.

4.2   Number of Managers; Qualifications.   The number of Managers to serve on the Board of Managers of the Company shall be three (3). While Edwin Baldry is a member of the Company, the Members agree to vote to appoint Edwin Baldry or his designee, a member of the Board of Managers at all times. No Manager need be a member. The initial Board of Managers shall consist of two (2) members designated by the Majority Consent of the Members and one (1) (including his respective successors and replacement) shall be designated by Edwin Baldry or the permitted transferee of his Units. The initially designated Managers are Barbara Grimm, David B. Cooper and Edwin Baldry.

4.3   Election of Managers. Subject to the provisions of Section 4.2 above, the Managers shall be elected by vote of the Members at any meeting of the Members for which notice has been duly given or waived.

4.4   Vacancies.   Any vacancy in the Board of Managers, however occurring, including a vacancy resulting from the enlargement of the Board of Managers, may be filled by the Members. In lieu of filling any such vacancy, the Members may reduce the number of Managers, but not to a number less than the minimum number required by Section 4.2.

4.5   Tenure and Resignation.   Except as otherwise provided by law, by the Certificate of Organization or by this Agreement, Managers shall hold office until their resignation or removal in accordance with the terms of this Article IV. Any Manager may resign by delivering or mailing postage prepaid a written resignation to the Company at its principal office. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4.6   Removal.   A Manager may be removed from office with or without cause by a vote Members holding a majority of the Units entitled to vote in the election of such Manager;

provided, however, that a Manager may be removed for cause only after reasonable notice and an opportunity to be heard before the body proposing to remove him or her.

4.7   Meetings.   Following notice given in accordance with Section 4.8, meetings of the Board of Managers may be held at any time and at any place designated in the call of the meeting when called by two or more Managers or, if only two Managers are then serving, by either Manager, provided that at least one meeting of the Board of Managers shall be held at least once a year. Members of the Board of Managers may participate in a meeting of such Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time, and participation by such means shall constitute presence in person at the meeting.

4.8   Notice of Meeting.   It shall be sufficient notice to a Manager to send in person, telephone, written or electronic notice by hand, telephone, mail or electronic mail, as applicable, at least seventy-two (72) hours before the meeting addressed to such person in hand, to his business, residence or cellular telephone, to his or her business or residence address or to his business or electronic mail address. Notice shall be given by a majority of the Managers then serving or, if only two (2) Managers are then serving, by either Manager. The requirement of notice to any Manager may be waived by a written waiver of notice, executed by such person before or after the meeting or meetings, and filed with the records of the meeting, or by attendance at the meeting without protesting prior thereto or at its commencement the lack of notice. A notice or waiver of notice of a meeting of the Board of Managers need not specify the purposes of the meeting.

4.9   Agenda.   Any lawful business may be transacted at a meeting of the Board of Managers, notwithstanding the fact that the nature of the business may not have been specified in the notice or waiver of notice of the meeting.

4.10   Quorum.   At any meeting of the Board of Managers, a majority of the Managers then in office shall constitute a quorum for the transaction of business. Any meeting may be adjourned by a majority of the votes cast upon the question, whether or not a quorum is present, and the meeting may be held as adjourned without further notice.

4.11   Action at Meeting.   Any action taken by vote of the majority of the Managers then serving shall be the act of the Board of Managers, except where a different vote is required by the Act, by the Certificate of Organization, or by this Agreement. The assent in writing of any Manager to any vote or action of the Managers taken at any meeting, whether or not a quorum was present and whether or not the Manager had or waived notice of the meeting, shall have the same effect as if the Manager so assenting was present at such meeting and voted in favor of such vote or action.

4.12   Action Without Meeting.   Any action by the Board of Managers may be taken without a meeting if that number of Managers as would be required to approve such action at a duly called meeting consent in writing thereto. Such consent shall be treated for all purposes as a vote of the Managers at a meeting.

4.13. <u>Consent Required for Certain Acts</u>. Notwithstanding anything to the contrary herein, the Board of Manager(s) shall not take any of the following actions, unless such actions are approved by the Supermajority Consent of the Members:

(a) Borrowing or modifying a debt or entering into a capital lease in an amount in excess of $1,000,000;

(b) Undertaking any act which would make it impossible unlawful to carry on the ordinary business of the Company;

(c) Dissolving liquidating or otherwise terminating the Company, except for a dissolution or liquidation following a merger, sale of all, or substantially all, of the assets of the Company, consolidation or other transaction in the nature of a reorganization in which the Company is not either the surviving entity or the former Members of the Company do not own, after such transaction has been effected, a majority of the shares or other equity interests in the surviving entity; and

(d) Settling any claim by or against the Company when the settlement amount is in excess of $250,000.

(e) Confess a judgment against the Company in an amount is in excess of $250,000;

(f) Cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company as set forth in this Agreement;

(g) Knowingly do any act in contravention of this Agreement;

(h) Knowingly do any act that would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(i) Cause the Company to file or consent to the filing of any bankruptcy, insolvency or reorganization case or proceeding, to institute any proceeding under any applicable insolvency law or otherwise seek any relief under any laws relating to the relief from debts or other protection of debtors generally;

(j) Cause the Company to seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for the Company or a substantial portion of its assets;

(k) Cause the Company to make any assignment for the benefit of the Company's creditors; or

(m) Agree to do any of the foregoing.

4.14 <u>Officers</u>. The Board of Managers may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Managers; provided, however, the authority of the officers may not exceed the authority of the Board of

Managers. Unless the Board of Managers otherwise decides, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Board of Managers. No officer need be a resident of the State of Pennsylvania or a Member. Except as provided in Section 5.1A, the salaries of all officers of the Company shall be fixed by the Board of Managers and the officers of the Company shall hold office until their successors are chosen and qualify or until their earlier resignation or removal by the Board of Managers. The initial officers of the Company shall be (i) Barbara Grimm, President, (ii) Ann Marie Doordan, Secretary, and (iii) David B. Cooper, Treasurer and Vice President.


ARTICLE V.

RIGHTS, POWERS AND DUTIES OF THE MEMBERS


Section 5.1   Compensation of Members.

A.   The Company shall be permitted to employ or otherwise compensate such persons (including, without limitation, Members), as is deemed necessary or appropriate for the conduct of the affairs of the Company; provided that any compensation arrangement involving the payment to a Member of an amount in excess of $150,000 (in cash or property) in any year shall require Supermajority Consent of the Members.

B.   Each Member shall be fully and entirely reimbursed by the Company for any and all actual, reasonable and necessary out-of-pocket expenses incurred by such Member on behalf of the Company, provided such expenses have been approved by the Board of Manager.

Section 5.2   Other Businesses of Members. Any Member or Affiliate of a Member may engage in or possess an interest of less than 5% in any other business venture, which competes with the business of the Company.

Section 5.3   Nonliability of Members and Others for Acts and Omissions in Their Official Capacities. To the full extent permitted by Section 18-1101(c) of the Act, neither the Members, nor any employees or agents of the Company shall be personally liable for any debt, obligation, or liability of the Company nor of any other Member, employee or agent of the Company. Neither shall the Company be liable for any debts, obligations, or liabilities of any Member, employee or agent of the Company. No amendment or repeal of this section affects liability alleged of any Member, employee or agent of the Company for any acts, omissions, or conduct that occurred prior to the amendment or repeal.

Section 5.4   Acts of Members and Member Meetings.

A.   Acts of Members. Except to the extent provided in the Act, the Certificate of Organization, or this Agreement, an act of the Members shall consist of an action approved by the Majority Consent of the Members. The Members may from time to time designate one or more Members to execute documents on behalf of the Company in connection with matters on which the Members have otherwise acted. Unless authorized by a vote of the Members, no individual Member shall have the right or power to bind the Company.

B. <u>Annual Meeting</u>. The Members shall meet at least annually, in person or by conference telephone, at such time and place as they shall mutually agree, for the election of officers and the conduct of such other business as may be properly brought before the Members.

C. <u>Special Meetings of Members</u>. Special meetings of the Members may be called for any purpose or purposes at any time by any Member by giving the other Members at least ten (10) days' written notice thereof, which notice shall state the date, time, place and purpose or purposes of the meeting. The business transacted at a special meeting of the Members shall, at the request of any Member, be limited to the purpose or purposes stated in the notice of the meeting.

D. <u>Waiver of Notice</u>. Notice of a meeting of the Members may be waived as follows:

(i) A Member may waive notice of the date, time, place, and purpose or purposes of a meeting of Members. A waiver may be made before, at, or after the meeting, in writing, orally, or by attendance.

(ii) Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not properly called or convened, or the Member objects before a vote on an item of business because the item may not properly be considered at that meeting and the objecting Member does not participate in the consideration of the item at that meeting.

E. <u>Quorum</u>. For any meeting of the Members, a quorum consists of Members having a majority of the Membership Shares. If a quorum is present when a properly called meeting is convened, the Members present may continue to transact business until adjournment, even though the departure of Members originally present leaves less than the proportion otherwise required for a quorum; provided that, in such event no action may be taken which requires Unanimous Consent, or Supermajority Consent if less than a Supermajority continues to be present and votes in favor of the proposed action.

F. <u>Action Without a Meeting</u>. Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written action signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. The written action is effective when signed by such Members unless a different effective time is provided in the written action. Immediately following the execution and delivery of the written action, if it has been adopted by less than Unanimous Consent, a copy of the action so approved shall be sent to all Members who did not participate in giving such approval. Any written action referred to herein may be effectuated by a hard copy, a signature on a facsimile or by an e-mail message, provided that the source of the email can be properly confirmed by the recipient.

Section 5.5 <u>Dealings with Members and Their Affiliates</u>. The Company may acquire property from or lease or sell property to, borrow money from or lend money to, enter into any agreement or contract with, or reimburse for reasonable out-of-pocket expenses incurred in connection with business of the Company, any Member, any Affiliate of a Member, or other Person affiliated with or related to any Member, on such arms-length terms and conditions as the Members by Unanimous Consent shall determine to be appropriate.

ARTICLE VI.

DISTRIBUTIONS AND ALLOCATIONS

The allocation of Profits and Losses and the distribution of Available Cash shall be governed by the provisions of Schedule II hereto, which is incorporated herein as a part of this Agreement.

ARTICLE VII.

TRANSFERABILITY OF MEMBERSHIP SHARES

Section 7.1   General Rules on Transfers.

A.   Except as expressly permitted by this Agreement, no Member shall Transfer all or any portion of his or her Membership Shares. Any such attempted Transfer not expressly permitted herein shall be void and of no force or effect. A Member may not pledge or otherwise encumber any of his or her Membership Shares as security for the payment of a debt unless approved by the majority of the Board of Managers.

B.   Except as otherwise provided in this Agreement, any Member may Transfer all or any of his or its Membership Shares to any other Member, on such terms and conditions as the parties may agree.

Section 7.2   Right of First Refusal.

A.   Offer.

If a Member (the "**Selling Member**") receives a bona fide offer in writing from a Non-Member (an **"Offeror"**) to purchase all or any part of his or her Membership Shares (the "**Offer**") which the Selling Member desires to accept, the Seller Member must first offer to sell such Membership Shares to the Company and then to the Non-Selling Members by giving notice of the Offer to the Company and the Non-Selling Members (the "**Notice**"). The Notice shall include a copy of the Offer, which must set forth the identity of the Offeror, the price proposed to be paid for such Membership Shares (the "**Offer Price**"), which must be payable solely in cash and/or the Offeror's recourse note, and the other terms of the Offer (the "**Offer Terms**"). No Member shall be permitted to sell or exchange any Membership Shares under this Section 7.2 except (i) as otherwise permitted in this Article VI, or (ii) with the Consent of the Board of Managers.

B.   Option to Company.

The Company shall have the option to purchase all or any portion of the Selling Member's Membership Shares so offered (the "**Offered Shares**") for the Offer Price and on the Offer Terms. The option may be exercised by giving notice thereof to the Selling Member and the Non-Selling Members the ("**Company's Notice**") within sixty (60) days after the Notice.

C.   Option to Non-Selling Original Members.

If the Company does not exercise its option to purchase all of the Offered Shares, then the Non-Selling Members shall have the option to purchase the balance of the Offered Shares, but only at the same Offer Price and on the same Offer Terms. The option may be exercised by giving notice thereof to the Selling Member within thirty (30) days after the date of the Company's Notice. Each Non-Selling Member who desires to exercise the option may purchase the lesser of the number of Offered Shares specified in his or her option exercise or his or her pro rata share of the remaining Offered Shares, being the ratio of such Non-Selling Member's Percentage Interest to the Percentage Interests of all Non-Selling Members who exercise the option to purchase the Offered Shares. Thereafter, if any Offered Shares remain, those Non-Selling Member who indicated in their option exercises a desire to purchase additional Offered Shares, shall allocate the remaining Offered Shares covered by their aggregate option exercises in the manner set forth in the preceding sentence.

D.   Right to Transfer.

If all of the Offered Shares are not covered by option exercises pursuant to Subsections 7.2B and 7.2C, or if the Company or any Non-Selling Member defaults in the purchase of any of the Offered Shares, then the Selling Member may, for a period of sixty (60) days following the final date for option exercises under such Subsections or such default, sell the remainder of the Selling Member's Membership Shares solely to the Offeror at the same per share Offer Price and on the same Offer Terms.

Section 6.3   Purchase of Deceased or Disabled Member's Membership Shares.

A.   Death of a Member. Upon the death of an Individual Member, the Company shall be obligated to purchase, and the estate of the deceased Member shall be obligated to sell, all Membership Shares of such deceased Individual Member for the Purchase Price (as defined below), payable as set forth in Section 7.6. If the Company is the beneficiary of life insurance proceeds from a policy on the life of the Deceased Member purchased to fund the Company's obligation under this Section, then such proceeds shall be applied to the payment of the Purchase Price when such insurance proceeds are received. If such life insurance proceeds, if any, exceed the Purchase Price, then the Company may retain the excess insurance proceeds. The Company shall have the right, but not the obligation, to purchase insurance on the life of one or more Members in such amounts as determined by the Board of Managers, may agree to from time to time, and each Member will cooperate fully with the Company in its purchase of such insurance, including, without limitation, taking a medical examination, submitting to customary tests, providing medical records and full and unfiltered access to the Member's personal physicians.

B.   Disability of a Member. Upon the disability of an Individual Member, where such Individual Member shall be unable, by reason of illness or physical or mental incapacity or disability (from any cause or causes whatsoever), to perform such Member's essential job functions for the Company for a period exceeding one hundred eighty (180) days, the Company shall be obligated to purchase, and the disabled Member or his legal representative shall be obligated to sell, all Membership Shares of such disabled Member for the Purchase Price (as defined below), payable as set forth in Section 7.6.

Section 7.4   Optional Purchase of Membership Shares.

Upon the occurrence of any of the following events, the Member to whom the event relates (the "**Affected Member**") or the Affected Member's personal or other representative ("**Representative**") shall be deemed to have made an offer to sell to the Company and to the Non-Selling Members all or such portion of the Affected Member's Membership Shares as is affected by such event for the Purchase Price (except as otherwise provided herein), payable as set forth in Section 7.6, and on terms and conditions set forth in this Article VI, and in accordance with the option procedures set forth in Subsection 7.2 (except as otherwise provided herein) and elsewhere herein:

(i)   All or any portion of a Member's Membership Shares is awarded to his or her spouse who is not a party to this Agreement by an award of equitable distribution pursuant to a court order or a decree of divorce or by way of a property settlement agreement;

(ii)   Commencement of bankruptcy, reorganization, arrangement or liquidation proceedings, State or Federal, by or against a Member, provided that such proceeding is not terminated within sixty (60) days after its commencement, or the appointment of a trustee, receiver, conservator or other judicial representative, similar or dissimilar, of a Member's Membership Shares (whether alone or with other assets), provided that such appointment is not terminated within sixty (60) days;

(iii)   Attachment of, execution against, levy upon or other seizure of a Member's Membership Shares (other than an attachment which is solely for jurisdictional purposes) unless and so long as counsel for the Company determines that the Member is in good faith contesting such attachment, execution, levy or other seizure;

(iv)   A trustee or debtor in possession in any bankruptcy case involving a Member as a debtor attempts to reject this Agreement (whether in whole or in part); or

(v)   A Member voluntarily or involuntarily attempts to Transfer Membership Shares in violation of this Agreement.

Within thirty (30) days after the occurrence of any of the above events, the Affected Member or his or her Representative shall serve written notice upon the Company and the Non-Selling Members of such occurrence. Failure to give such notice shall not prevent the Company or the Non-Selling Members from exercising their options under this Section but shall extend the time within which the Company shall have the right to exercise the options provided herein. Any Membership Shares not purchased pursuant to this Section 7.4 shall continue to be subject to the restrictions on sale and transfer set forth in this Article VI and the successor to such Membership Shares shall be bound by the terms of this Article VI as fully as if such successor were a Member.

Section 7.5   Purchase Price.

For purchases of Membership Shares pursuant to this Article VI, the "**Purchase Price**" of each Membership Share shall be determined as follows: The Purchase Price shall be the average of two valuations of the Membership Shares prepared by experts engaged primarily in the business of valuations and recognized in such fields (one of whom shall be selected by the Person selling such Membership Shares and the other by the Company, or other Persons purchasing such Membership Shares, if the Company is not purchasing any such Shares); provided, however, that such experts, in determining such valuation, shall take into account the loss of services, if any, of an Individual Member. If the difference between the two valuations exceeds 20%, then a third valuation shall be obtained from a third expert selected by the first two experts. If either of the first two valuations varies from the third valuation by more than 20%, then it shall be dropped and the average of the remaining two valuations and shall be the Purchase Price. The Membership Shares shall be valued as of the date of death or the particular event giving rise to such offer.

Section 7.6   Payment Schedule.

Payment for all Membership Shares shall, at the option of the Company or the Non-Selling Members, be made to the Selling Member either (i) in a lump sum on the applicable Delivery Date (as defined herein), or (ii) in twenty-four (24) consecutive equal monthly installments with the first installment due on the Delivery Date, except that if the Company is the beneficiary of life insurance proceeds on the life of a deceased Member, then the Company will apply such life insurance proceeds to payment of the Purchase Price.

Section 7.7   Delivery Date.

The "**Delivery Date**" for the purchase of Membership Shares pursuant to this Agreement shall be a date specified on at least five (5) days' notice from the Company and Non-Selling Members to the Selling Member and shall occur not more than sixty (60) days after the Purchase Price has been determined, if applicable.

Section 7.8   Interest.

The unpaid balance of the Purchase Price shall bear interest at the Lowest Applicable Federal Rate from the Delivery Date. Such interest rate shall be adjusted on each anniversary date of the Delivery Date. Interest payments shall be made concurrently with each payment of principal.

Section 7.9   Promissory Note.

If either the Company or any Non-Selling Member pays for Membership Shares hereunder in installments, a non-negotiable promissory note evidencing the unpaid portion of the Purchase Price ("**Note**") shall be executed by each purchaser and delivered to the Selling

Member. Such Note shall provide for level periodic installment payments over the term of the Note, as described in Section 7.6 above. Any purchaser hereunder shall have the right to prepay,without premium or penalty, at any time or from time to time, all or any portion of the principal obligations represented by such Note, provided that the purchaser pays accrued interest to the date of prepayment. Any such prepayment shall be applied to the quarterly installments, in inverse order of maturity. The prompt and punctual performance of all obligations of each purchaser under such purchaser's Note shall be secured by the grant by such purchaser of a first priority security interest in the Membership Shares so purchased in favor of the Selling Member or his Representative (as the case may be) and each such purchaser agrees to execute and deliver a pledge agreement containing terms usual and customary for such agreements and which is acceptable to the Selling Member in his or her reasonable discretion.

Section 7.10   <u>Prohibited Transfers</u>.

A.   Any purported Transfer of a Membership Share that is not a permitted Transfer hereunder shall be null and void and of no force or effect whatsoever; provided that, if the Company is required to recognize a Transfer that is not a permitted Transfer (or if the Board of Managers shall elect to recognize a Transfer that is not a permitted Transfer), the Membership Shares transferred shall be strictly limited to the transferor's right to allocations and distributions as provided by this Agreement with respect to the transferred Membership Shares, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations or liabilities for damages that the transferor or transferee of such Membership Shares may have to the Company.

B.   In the case of a Transfer or attempted Transfer of Membership Shares that is not a permitted Transfer, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability and damage that the Company or any of such indemnified Members may incur (including, without limitation, incremental tax liabilities, lawyers' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

Section 7.11   <u>Rights of Unadmitted Assignees</u>.

A Person who acquires Membership Shares but who is not admitted as a substituted Member hereof shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company and shall not have any of the rights of a Member under the Act or this Agreement. In such event, the Membership Shares of such Person shall not be taken into account for purposes of voting, quorum requirements or for any other purpose except to determine the proper amount of allocations of Profits, Losses and distributions.

ARTICLE VIII.

DISSOLUTION OF THE COMPANY

Section 8.1   Continuation of the Company Upon a Person's Ceasing to be a Member.

The Company shall be continued, and shall not dissolve or terminate, upon the termination of corporate existence, resignation, bankruptcy or dissolution of any Member or any event which shall cause a Person to cease to be a Member.

Section 8.2   Liquidation and Termination.

A.   Upon dissolution and termination of the Company as provided in Section 1.4, the Members, at the time of such dissolution, may appoint one of the Members or any other person of their choice to act as liquidating trustee (the "**Liquidating Trustee**") to arrange for the liquidation of the Company. The Liquidating Trustee shall convert the assets of the Company to cash or its equivalent and arrange for the affairs of the Company to be wound up with reasonable speed but with a view towards obtaining fair value for Company assets, and, after satisfaction (whether by payment or by establishment of reserves therefor) of creditors, including Members who are creditors, shall distribute the remaining assets to and among the Members in accordance with the provisions of Section 2.1(b) of Schedule II to this Agreement. The Liquidating Trustee shall cause to be prepared and filed with the Secretary of State of the State of Pennsylvannia a Certificate of Cancellation in accordance with the Act.

B.   Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and such Member's Capital Contribution thereto and share of Profits, gains and Losses thereof and shall have no recourse therefor (upon dissolution or otherwise) against any other Member. No Member shall have any right to demand or receive property other than cash upon dissolution and liquidation of the Company.

ARTICLE IX.

BOOKS AND RECORDS; ACCOUNTING; TAX ELECTIONS, ETC.

Section 9.1   Classification for Tax Purposes. The Members hereby acknowledge their intention that the Company be classified, for federal and state income tax purposes, as a partnership (and not as an association taxable as a corporation) pursuant to Section 7701(a)(2) of the Code and the Regulations promulgated thereunder, and hereby agree that the provisions of this Agreement shall be applied and construed in a manner to give full effect to such intent. Each Member further agrees not to make or consent to an election to treat the Company as a corporation, and to execute and deliver such further agreements or instruments and do, or cause to be done, such further acts and things, as may be reasonably necessary, in the opinion of the majority of the Board of Managers and counsel to the Company, to cause the Company to be classified as a partnership for federal income tax purposes. Upon advice of counsel and subject to the approval of the majority of the Board of Managers, this Agreement or the Certificate of Organization may be amended from time to time to make such amendments which are necessary or advisable to ensure (i) the classification of the Company as a partnership for federal and state income tax purposes, and (ii) the limited liability of the Members (in their capacity as such); provided that any such amendments (x) shall be in writing, (y) shall not reduce the rights of any Member that has not consented to the amendment to receive distributions from the Company and (z) shall be delivered to each Member and to each assignee of a Member who has not been admitted as a Member.

Section 9.2   Books, Records and Reports.

A.   The books and records of the Company shall be maintained by such Person designated by majority of the Board of Managers and shall be available for examination by any Member, or the Members' duly authorized representatives, for a proper purpose during regular business hours.

B.   Upon the request of any Member, the Company shall cause to be furnished to such Member within a reasonable period of time after the end of each Fiscal Year a balance sheet and income statement. The cost of such financial reports shall be an expense of the Company.

C.   Within ninety (90) days after the end of each Fiscal Year, the Company shall cause to be delivered to each Member incurring tax liability under the terms of this Agreement a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing such Member's share of income (profit), gain or loss, and credits for the Fiscal Year.

Section 9.3   Bank Accounts. The bank accounts of the Company shall be maintained in such banking institutions as the Members shall determine, and withdrawals shall be made on such signatures as may be determined by the Members.

Section 9.4   Fiscal Year; Method of Accounting. Except as otherwise required under the Code, the Fiscal Year of the Company shall be the calendar year. The method of accounting to be used in keeping the books of the Company shall be determined by the Members.

Section 9.5 Partnership Representative.

(a)   General. David B. Cooper is hereby designated the "partnership representative" of the Company within the meaning of Code Section 6223 and in any similar capacity under state or local law (the "Partnership Representative").   The majority of the Board of Managers shall direct the Partnership Representative with respect to any administrative proceeding at the Company level with the Internal Revenue Service relating to the determination of any item of Company income, gain, loss, deduction or credit for federal income tax purposes. The Partnership Representative shall, within five (5) Business Days of the receipt of any notice from the Internal Revenue Service in any administrative proceeding at the Company level relating to the determination of any Company item of income, gain, loss, deduction or credit, mail a copy of such notice to each Member. The Partnership Representative shall, at Company expense and at the request of any Member, furnish each Member with status reports regarding any negotiations between the Internal Revenue Service and the Company, and each such Member, if it so requests, may participate in such proceedings and negotiation. The Partnership

Representative shall not enter into any settlement with any taxing authority (federal, state or local), or extend the statute of limitations, on behalf of the Company or the Members without the approval of the Members.

(b)   Audits. In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the Bipartisan Budget Act of 2015 (the "BBA") (the "BBA Procedures"), the Partnership Representative, shall make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA) with the consent of the Majority of the Members. If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(c)   Election under Code Section 6221(b). If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, then the Partnership Representative shall make such election. To the extent that the Partnership Representative cannot or does not make an election under Code Section 6221(b) or Code Section 6226 (each as amended by the BBA, or as further amended), the Company shall use commercially reasonable efforts to (i) make any modifications available under Code Section 6225(c)(3), (4), and (5), as amended by the BBA or as further amended, and (ii) if requested by a Member, provide to such Member information allowing such Member to file an amended federal income tax return, as described in Code Section 6225(c)(2) as amended by the BBA or as further amended, to the extent such amended return and payment of any related federal income taxes would reduce any taxes payable by the Company. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code Section 6226 (as amended by the BBA or as further amended) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable by the Company from such Member and the obligation of the Member to make pay such amounts shall survive the Member's withdrawal or the transfer of the Member's interest in the Company.

(d)   Notice of Inconsistent Treatment of Company Item. No Member shall file a notice with the United States Internal Revenue Service under Code Section 6222(b) in connection with such Member's intention to treat an item on such Member's federal or state income tax return in a manner which is inconsistent with the treatment of such item on the Company's federal or state income tax return unless such Member has, not less than 30 days prior to the filing of such notice (or such shorter period as is approved by the Partnership Representative in its sole and absolute discretion), provided the Partnership Representative with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Partnership Representative shall reasonably request.

(e)   Notice of Settlement Agreement. Any Member entering into a settlement agreement with the United States Department of the Treasury which concerns a Company item shall notify the Partnership Representative of such settlement agreement and its terms within 60 days after the date thereof.

Section 9.6 <u>Tax Returns</u>. The Partnership Representative shall cause the Company's independent public accountants to prepare, at the expense of the Company, for each fiscal year (or part thereof), Federal tax returns in compliance with the provisions of the Code and any required state and local tax returns. The Company, at its expense, shall cause to be delivered to each Member not later than April 1 of the subsequent year such information as shall be necessary (including a statement for that year of each Member's share of net income, net losses and other items of the Company) for the preparation by the Members of their Federal, state and local income and other tax returns.

ARTICLE X.

<u>INDEMNIFICATION</u>

The Company shall indemnify the Persons under the circumstances, at the times and to the extent set forth in Schedule III hereto.

ARTICLE XI.

<u>GENERAL PROVISIONS</u>

Section 11.1   <u>Notices</u>.

Any notice required or permitted under this Agreement shall be given promptly, in writing, shall be hand delivered or mailed by certified or registered mail, postage prepaid and, if intended for the Company, shall be addressed to the Company at the principal office of the Company, or, if intended for a Member, shall be addressed to the Member at the address reflected in the Company's records (or such other addresses of which the Members shall give notice to each other and to the Company).

Section 11.2   <u>Binding Provisions</u>.

The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, personal representatives, successors and assigns of the respective parties hereto.

Section 11.3   <u>Separability of Provisions</u>.

Each provision of this Agreement shall be considered separable, and, if for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect any other provisions of this Agreement.

Section 11.4   <u>No Third Party Beneficiaries</u>.

No provision of this Agreement is intended to be for the benefit of any unrelated creditor to whom any debts, liabilities or obligations are owed by, or who otherwise has any claim against, the Company or any of the Members, and no such creditor shall obtain any right under any such provisions or shall by reason of such provisions make any claim in respect of any debt, liability or obligation (or otherwise) against the Company or any of the Members.

Section 11.5   Section Titles; Word Meanings.

Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement, as set forth in the text. In this Agreement, the singular shall include the plural and the neuter gender shall include the masculine and feminine genders, and vice versa, unless the context otherwise requires.

Section 11.6   Entire Agreement; Amendments.

A.   This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof. This Agreement may be modified or amended only with the consent of all of the Members, except for any amendments (i) to reflect changes to any information set forth on Schedule I to the Agreement; (ii) to reflect Transfers of Membership Shares made in accordance with Article VI; and, (iii) as prescribed under Section 10.6C.

B.   Except for any amendments as prescribed under Section 10.6C, the Certificate of Organization may be modified or amended only with the consent of all of the Members.

Section 11.7   Applicable Law.

This Agreement shall be construed and enforced in accordance with the laws of the State of Pennsylvania, without regard to its conflict of law principles.

Section 11.8   Counterparts; Facsimile or Scanned Signature Binding.

This Agreement may be executed in several counterparts and all so executed shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties have not signed the original or the same counterpart. Facsimile or Scanned Signature Binding. In order to expedite the execution of this Agreement, telecopied or scanned signatures may be used in place of original signatures on this Agreement. The Members intend to be bound by the signatures on a telecopied or scanned document, are aware that the other parties will rely on the telecopied or scanned signatures, and hereby waive any defenses to the enforcement of the terms of this Agreement based on the form of signature. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (e.g., .pdf or .tif) format shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.9   Schedules.

Each document referred to herein as being attached hereto as a schedule, or otherwise designated herein as a schedule hereto is hereby made a part hereof.

Section 11.10 Further Assurances.

Each Member shall from time to time take such actions (including, without limitation, the execution and delivery of any further instrument), deemed reasonably necessary by the Company's legal counsel to effectuate the intent of this Agreement.

Section 11.11 New Member Representations and Warranties.

Each New Member severally represents and warrants to the Company and the other Members as follows:

(a) If the New Member is an entity is duly organized, validly existing and in good standing under the laws of its state of formation.

(b) The New Member has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein have been duly authorized by all necessary action on the part of such New Member and constitutes the legal, valid and binding obligation of such New Member, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights and by general principles of equity (whether applied in a proceeding at law or in equity).

(c) The execution, delivery and compliance with, and performance of the terms and provisions of this Agreement by the New Member, will not: (i) conflict with or result in any violation of the organizational documents of such New Member; (ii) conflict with or result in any violation of any provision of any bond, note or other instrument of indebtedness, contract, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party in its individual capacity; or (iii) to the Knowledge of such New Member, violate any existing term or provision of any order, writ, judgment, injunction, decree, statute, law, rule or regulation applicable to it or its respective assets or properties. To the Knowledge of such New Member, any consent, license, approval, order, permit or authorization of, or registration, filing or declaration with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, that is required to be made or obtained by it in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby has been made or has been obtained and is in full force and effect.

(d) There are no actions, suits, proceedings or investigations pending or, to the Knowledge of such New Member or any of its Affiliates, threatened against or affecting the New Member or any of such New Member's Affiliates or any of their properties, assets, or businesses in any court or by any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitration which would, if adversely determined (or, in the case of an investigation could lead to any action, suit, or proceeding, which if adversely determined) could reasonably be expected to materially impair such New Member 's ability to perform such New Member's obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such New Member; and none of such New Member or any of such New Member's Affiliates has received any currently effective notice of any default, and such New Member or any of such New Member's Affiliates is not in default under any applicable order, writ, injunction, decree, permit, determination, or award of any court or of any governmental department, board, agency or instrumentality, domestic or foreign, or any arbitrator which could reasonably be expected to materially impair such New Member 's ability to perform the New Member's obligations under this Agreement or to have a material adverse effect on the consolidated financial condition of such New Member.

(f)   (i) such New Member is not a Prohibited Person and if such New Member is an entity no Person owning or controlling it is a Prohibited Person; (ii) if such New Member is an entity none of its investors, Affiliates or brokers or other agents (if any), acting or benefiting in any capacity on behalf of it in connection with this Agreement is a Prohibited Person; and (iii) such New Member has not violated the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 or the regulations or orders promulgated thereunder (as amended from time to time).

(g)   New Member has reviewed the risks and merits of its participation in the Company with tax and legal counsel and such New Member's advisors to the extent such New Member deems advisable;

(h)   New Member has the capacity to protect such New Member's own interests by reason of such New Member's business or financial experience or the business or financial experience of such New Member's professional advisors who are unaffiliated with and who are not compensated by the Company or any Affiliate of the Company, whether directly or indirectly;

(i)   New Member acknowledges that New Member has not received or been presented with any advertisement in connection with its acquisition of its Units;

(j)   New Member acknowledges that New Member is acquiring the Units in reliance solely on (i) such New Member's inspection of the Company or, if none, its independent determination not to make such an inspection, (ii) such New Member's independent verification of the accuracy of any (A) documents delivered by the Company to New Member, and (B) statements made by the Company or others to such New Member concerning the Company, and (iii) any opinions and advice concerning the Property and/or the Company of third-party consultants and/or advisors engaged by such New Member, or, if none, such New Member's independent determination not to obtain such opinion or advice;

(k)   such New Member is an "accredited investor" and each member of it is an "accredited investor" (as defined in Regulation D promulgated under the Securities Act of 1933, as amended);

(l)   if applicable, New Member has complied with all applicable the federal and state ("blue sky") securities laws in connection with the formation of such New Member and the sale of membership interests therein;

(m)   New Member is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended and is not required to register in any jurisdiction as an investment advisor; and

(n)   New Member understands that the Units have not been registered under the Securities Act of 1933, as amended, or the securities laws of any State or jurisdiction and may not be offered, sold, pledged, assigned, hypothecated, disposed of, or otherwise transferred unless registered under the Securities Act of 1933, as amended, and all of such other applicable laws or an opinion of counsel satisfactory to the Company is obtained to the effect that such registration is not required;

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties have executed this Operating Agreement as of the day and year first above written.

<u>ORIGINAL MEMBERS</u>:

_____
Name: Barbara Grimm

_____
Name: Georgia Grimm

_____
Name: David B Cooper

_____
Name Doug Brown

_____
Name Michael J Burke

_____
Name: Anne Marie Doordan

_____
Edwin Baldry

SCHEDULE I TO OPERATING AGREEMENT
OF
HIGHSCHOOLRESPONDER, LLC
MEMBERS INITIAL MEMBERSHIP SHARES
AND CAPITAL CONTRIBUTIONS

Name and Address of Member	Number of Membership Shares	Capital Contribution
Barbara Grimm 11 Katie Lane Lancaster PA 17602	310,000	
Georgia Grimm 11 Katie Lane Lancaster PA 17602	60,000	
David B Cooper 651 E Township Line #1486 Blue Bell, PA 19422	75,000	
Doug Brown 84 Roton Avenue CT, 06853	75,000	
Michael J Burke 110 Henry Street Riverside, NJ 08075	10,000	
Anne Marie Doordan 307 S Lemon Street Media, PA 19063	10,000	

Edwin Baldry DelRay Beach, FL	75,000	
Wellness BackPack	385,000	
TOTAL:	1,000,000	

SCHEDULE II TO OPERATING AGREEMENT
OF
HIGHSCHOOLRESPONDER, LLC

This Schedule II (the "**Appendix**") to the Operating Agreement of HIGHSCHOOLRESPONDER LLC (the "**Agreement**") sets forth the provisions applicable to distributions of Available Cash and allocations of Profits and Losses. Capitalized terms not defined in this Appendix shall have the meaning ascribed to such terms in the Agreement.

ARTICLE I

DEFINITIONS

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

      (i)   credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

      (ii)   debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted consistently therewith.

"Allocation Year" means (i) any period commencing on January 1 and ending on the following December 31, or (ii) any portion of the period described in clause (i) for which the Company is required to allocate Profits, Losses and other items of income, gain, loss or deduction pursuant to Article II.

"Available Cash" means the amount by which the Company's cash on hand exceeds the current and anticipated needs of the Company, including, without limitation, needs for operating expenses, debt service, reserves and other distributions, provided that any amount held aside for reserves and other distributions shall be determined from time to time by the Board of Managers.

"Capital Account" means the account maintained for each of the Members in accordance with the following:

      (i)   To each Member's Capital Account there shall be credited such Person's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Sections 2.3(a) or 2.3(b) of this Schedule II, and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

(ii)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Sections 2.3(a) or 2.3(b) of this Schedule II, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii)   In the event all or a portion of an interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(iv)   In determining the amount of any liability for purposes of subparagraphs (i) and (ii), there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributions or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Members may make such modification, provided that it is not likely to have a material adverse effect on the amounts distributed to any Member pursuant to Section 2.1(b) of this Schedule II upon the dissolution of the Company. The Members also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause the Agreement not to comply with Regulations Section 1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with other provisions of this Agreement and would have a material adverse effect on any Member, such adjustment shall require the consent of such Member.

"Capital Contribution" means the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member (or its predecessors in interest) with respect to the interest in the Company held by such Member. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

"Code" means the Internal Revenue Code of 1986, as amended, modified or supplemented from time to time (or any corresponding provisions of succeeding law).

"Depreciation" means, for each Allocation Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

"Fiscal Year" means any period commencing on January 1 and ending on the earlier to occur of (a) the following December 31, or (b) the date on which all Company property is distributed in liquidation pursuant to Section 7.2 of the Agreement and the Certificate of Dissolution has been filed pursuant to the Act.

"*Gross Asset Value*" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as reasonably determined by the Members;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Members, as of the following times: (a) the acquisition of an additional interest in the Company other than in connection with the initial capitalization of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustment pursuant to clauses (a) and (b) above shall be made only if the Members reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interest of the Members in the Company;

(iii)   The Gross Asset Value of the Company asset distributed to any Member will be adjusted to equal the gross fair market value of such asset on the date of distribution; and

(iv)   The Gross Asset Values of the Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Subsections (vi) or (vii) of the definition of Profits and Losses; provided, however, that Gross Asset Values shall not be adjusted pursuant to this section to the extent that the Members reasonably determine that an adjustment pursuant to subsection (ii) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment to this subsection (iv).

If Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (i), (ii) or (iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Liquidation Proceeds" shall have the meaning ascribed to that term in Section 2.1(b).

"Nonrecourse Deductions" has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Regulations Section 1.704-2(b)(3).

"Partner Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4).

"Partner Nonrecourse Debt Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Partner Nonrecourse Deductions" has the meaning set forth in Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Partnership Minimum Gain" has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Profits" and *"Losses"* means, for each Allocation Year, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant hereto shall be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant hereto shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to Sections (ii) or (iii) of the definition of Gross Asset Value above, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv)   Gain or loss resulting from any disposition of Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Year or other period, computed in accordance with the definition of Depreciation above;

(vi)   To the extent an adjustment to the adjusted tax basis of any asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Share in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii)   Notwithstanding any other provision of this Section, any items which are specially allocated pursuant to Sections 2.3(a) or 2.3(b) of this Appendix shall not be taken into account in computing Profits or Losses. The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated pursuant to Sections 2.3(a) or 2.3(b) of this Appendix shall be determined by applying rules analogous to those in subsections (i) through (vi) above.

"Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended, modified or supplemented from time to time (including corresponding provisions of succeeding regulations).

"Regulatory Allocations" has the meaning set forth in Section 2.3(b) of this Appendix.

ARTICLE II

DISTRIBUTIONS AND ALLOCATIONS

2.1   Distributions.

(a)　　Except for distributions on liquidation of the Company pursuant to Section 2.1(b) of this Schedule II, distributions of Available Cash shall be made at the following times to the Members in accordance with their Percentage Interests: (i) quarterly tax distributions, within twenty (20) days after the end of the calendar quarter, of not less than 35% of the estimated Profits earned during the previous quarter; and (ii) at such other times and in such other amounts as may be determined by the Board of Managers.

(b)　　Upon termination and winding up of the Company, the assets of the Company remaining after payment of all liabilities of the Company, including, without limitation, the outstanding amount of interest and principal on any loans from or debt to the Members, and funding of all reserves (the "**Liquidation Proceeds**"), shall be distributed to the Members in accordance with the positive Capital Account balances of the Members, which distribution shall be made by the end of the Fiscal Year in which such termination occurs (or, if later, within ninety (90) days after the date of such termination).

It is the intent of the parties hereto that, subject to Section 2.1(b) above, Liquidation Proceeds be made, to the extent possible, as follows:

First, to the Members, distributions of cash in an amount equal to the cash contributed to the capital of the Company by the Members, pro rata, in accordance with such cash contributions;

Second, to the Members, any property contributed to the capital of the Company by such Members (i.e., so that each Member gets back the same property contributed); and

Third, to the Members in accordance with their Percentage Interests.

Distributions of Liquidation Proceeds under this Section shall be made after all allocations of Profits and Losses to the Members and all other Capital Account adjustments (other than those made pursuant to this Section) for the Fiscal Year in which the liquidation and termination of the Company occurs.

2.2　　Allocations of Profit and Loss.

(a)　　Allocation of Profits: For each Allocation Year of the Company, after giving effect to the special allocations set forth in Sections 2.2(c) and 2.3 of this Schedule II, Profits shall be allocated in the following order of priority:

(i)　　First, until the cumulative Profits allocated under this Section 2.2(a)(i) for the current and all prior Allocation Years of the Company equal the cumulative Losses allocated to the Members under Section 2.2(b) of this Appendix for the current and all prior Allocation Years of the Company, Profits for the current Allocation Year shall be allocated to the Members in the reverse order and in the proportions in which the Members were previously allocated such cumulative Losses pursuant to Section 2.2(b) of this Schedule;

(ii)   Second, the balance of any Profits shall be allocated to the Members pro rata in accordance with their Percentage Interests.

(b)   Allocation of Losses. For each Allocation Year of the Company, after giving effect to the special allocations set forth in Sections 2.2(c) and 2.3 of this Schedule II, Losses shall be allocated to the Members as set forth in Section 2.2(b)(i) below, subject to the limitation in Section 2.2(b)(ii) of this Appendix:

(i)   For each Allocation Year of the Company, Losses shall be allocated in the following order of Priority:

(A)   First, until the cumulative Losses allocated under this Section 2.2(b) for the current and all prior Allocation Years of the Company equal the cumulative Profits allocated to the Members under Section 2.2(a) of this Appendix for the current and all prior Allocation Years of the Company, Losses for the current Allocation Year shall be allocated to the Members in the reverse order and in the proportions in which the Members were previously allocated such cumulative Profits pursuant to Section 2.2(a);

(B)   Second, to the Members in proportion to and to the extent of their positive Capital Account balances; and

(C)   Third, to the Members in accordance with their Percentage Interests.

(ii)   The Losses allocated pursuant to this Section 2.2(b) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any taxable year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 2.2(b), the limitation set forth in this paragraph (ii) shall be applied on a Member by Member basis so as to allocate the maximum permissible Loss to each Member under Regulations Section 1.704-1(b)(2)(ii)(d).

(c)   Overriding Allocations Notwithstanding the provisions of Sections 2.2(a) and 2.2(b)(i) of this Appendix (but subject to Sections 2.2(b)(ii) and 2.3 of this Appendix), Profits and Losses shall be allocated in such a manner as to result in liquidating distributions being made to the Members in accordance with the methodology contemplated by Section 2.1(b) of this Appendix.

2.3   Special and Other Allocations. The following special allocations shall be made in the following order:

(a)   Special Allocations

(i)   Minimum Gain Chargeback. Except as otherwise provided in Regulation Section 1.704-2(f) of the Treasury Regulations, notwithstanding any other provision of this Article II, if there is a net decrease in Partnership Minimum Gain during any Allocation Year, each Member shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Subsection is intended to comply with the minimum gain chargeback requirement in Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)   Partner Minimum Gain Chargeback. Except as otherwise provided in Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article II, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Allocation Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Subsection is intended to comply with the minimum gain chargeback requirement in Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), Regulation Section 1.704-1(b)(2)(ii)(d)(5) or Regulation Section 1.704-1(b)(2)(ii)(d)(6), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Subsection shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article II have been tentatively made as if this Subsection were not in the Appendix or the Agreement.

(iv)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Allocation Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Appendix or the Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Subsection shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article II have been made as if Subsection 2.3(a)(iii) of this Appendix and this subsection were not in the Appendix or the Agreement.

(v) <u>Nonrecourse Deductions</u>. Nonrecourse Deductions for any Allocation Year shall be allocated in accordance with each Member's Percentage Interest.

(vi) <u>Partner Nonrecourse Deductions</u>. Any Partner Nonrecourse Deductions for any Allocation Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(1).

(vii) <u>Section 754 Adjustments</u>. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Regulation.

(b) <u>Curative Allocations</u>. The allocations set forth in 2.2(b)(ii), 2.3(a)(i), 2.3(a)(ii), 2.3(a)(iii), 2.3(a)(iv), 2.3(a)(v), 2.3(a)(vi) and 2.3(a)(vii) of this Appendix (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Section 2.3(b). Therefore, notwithstanding any other provision of this Article II (other than Section 2.2(c) and the Regulatory Allocations), the Company may make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Appendix or the Agreement and all Company items were allocated pursuant to Sections 2.2(a) and 2.3(b)(i) of this Appendix. In exercising discretion under this Section 2.3(b), the Members may take into account future Regulatory Allocations under Sections 2.3(a)(i) and 2.3(a)(ii) of this Appendix that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 2.3(v) and 2.3(vi) of this Schedule II.

(c) <u>Other Allocation Rules</u>.

(i) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis using any permissible method under Code Section 706 and the Regulations thereunder.

(ii) The Members are aware of the income tax consequences of the allocations made by this Article II and hereby agree to be bound by the provisions of this Article II in reporting their shares of income and loss for income tax purposes, except to the extent otherwise required by law.

(d)   Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with subparagraph (i) of the definition of "Gross Asset Value" in Article I).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of "Gross Asset Value" in Article I, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 2.3(d) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

Except as otherwise provided in this Agreement, all items of income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the Allocation Year.

SCHEDULE III TO OPERATING AGREEMENT

OF

HIGHSCHOOLRESPONDER, LLC

This Schedule III (the "**Appendix**") to the Operating Agreement of HIGHSCHOOLRESPONDER, LLC (the "**Agreement**") sets forth the provisions applicable to indemnification.

Section 1.1   Indemnification.

A.   To the greatest extent not inconsistent with the laws and public policies of the State of Pennsylvania, the Company may indemnify any Member (and any responsible officers, partners, shareholders, directors, controlling persons or directors of such Member which is an entity), each hereinafter being referred to as an "**Indemnitee**," made a party to any proceeding because such Indemnitee is or was a Member against all liability incurred by such Indemnitee in connection with any proceeding; provided, however, that it shall be determined in the specific case in accordance with Section 1.4 that indemnification of such Indemnitee is permissible in the circumstances because the Indemnitee has met the standard of conduct for indemnification set forth in Section 1.3.

B.   The Company may pay for or reimburse the reasonable expenses incurred by a Member in connection with any such proceeding in advance of final disposition thereof if (i) the Indemnitee furnishes the Company a written affirmation of the Indemnitee's good faith belief that it has met the standard of conduct for indemnification described in Section 1.3, (ii) the Indemnitee furnishes the Company a written undertaking, executed personally or on such Indemnitee's behalf, to repay the advance if it is ultimately determined that such Indemnitee did not meet such standard of conduct, and (iii) a determination is made in accordance with Section 1.4 that based upon facts then known to those making the determination, indemnification would not be precluded under this Article. The undertaking described in (ii) above must be a general obligation of the Indemnitee, subject to such reasonable limitations as the Company may permit but need not be secured and may be accepted without reference to financial ability to make repayment.

C.   The Company shall indemnify a Member who is wholly successful, on the merits or otherwise, in the defense of any such proceeding, as a matter of right, against reasonable expenses incurred by the Indemnitee in connection with the proceeding without the requirement of a determination as set forth in Section 1.4. Upon demand by a Member for indemnification or advancement of expenses, as the case may be, the Company shall expeditiously determine whether the Member is entitled thereto in accordance with this Article. The indemnification and advancement of expenses provided for under this Article shall be applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this Article.

Section 1.2   Employees; Agents.

The Company may indemnify any Indemnitee who is or was an employee or agent of the Company to the same extent as if such Indemnitee was a Member.

Section 1.3   Standard of Conduct.

Subject to Section 1.5 hereof, indemnification of an Indemnitee is permissible under this Article only if the Indemnitee (i) conducted himself in good faith; (ii) reasonably believed that the Indemnitee's conduct was in, or at least not opposed to, the Company's best interest; (iii) in the case of any criminal proceeding, had no reasonable cause to believe the Indemnitee's conduct was unlawful; and (iv) is not adjudged in any such proceeding to be liable for gross negligence or willful misconduct in the performance of the Indemnitee's duty. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the Indemnitee did not meet the standard of conduct described in this Section 1.3.

Section 1.4   Determination; Insurance.

A determination as to whether indemnification or advancement of expenses is permissible shall be made by Board of Managers of the Members who are not at the time parties to the proceeding. The Company may purchase and maintain insurance for its benefit and/or the benefit of any Indemnitee who is entitled to indemnification under this Article, against any liability asserted against or incurred by such Indemnitee in any capacity or arising out of such Indemnitee's service with the Company, whether or not the Company would have the power to indemnify such Indemnitee against such liability.

Section 1.5   Order.

A Member who is a party to a proceeding may apply for indemnification from the Company in the court, if any, conducting the proceeding or other appropriate legal proceeding. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification if it determines:

A.   In a proceeding in which a Member is wholly successful, on the merits or otherwise, the Member is entitled to indemnification under this Article, in which case the court or arbitration panel shall order the Company to pay the Indemnitee's reasonable expenses incurred to obtain such court ordered indemnification; or

B.   The Indemnitee is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the Indemnitee met the standard of conduct set forth in Section 1.3.

Section 1.6   No Limitation.

Nothing contained in this Article shall limit or preclude the exercise, or be deemed exclusive, of any right under law, by contract or otherwise, relating to indemnification of or advancement of expenses to any Indemnitee who is or was a Member or is or was serving at the Company's request as a director, officer, partner, trustee, employee, or agent of another entity. Nothing contained in this Schedule III shall limit the ability of the Company to otherwise indemnify or advance expenses to any Indemnitee. It is the intent of this Schedule to provide indemnification to Members to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Schedule. Indemnification shall be provided in accordance with this Article irrespective of the nature of the legal or equitable theory upon which a claim is made, including, without limitation, negligence, breach of duty, mismanagement, waste, breach of warranty, strict liability, violation of federal or state securities law, violation of the Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law.

Section 1.7   Definitions.

For purposes of this Schedule III:

A.   The term "**expenses**" includes all direct and indirect costs (including, without limitation, counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement, or appeal of a proceeding or establishing or enforcing a right to indemnification under this Article, applicable law, or otherwise.

B.   The term "**liability**" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

C.   The term "**party**" includes an Indemnitee who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

D.   The term "**proceeding**" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.